Mail Stop 3561

March 19, 2010

Bruce Dugan, Chief Executive Officer
Inicia Incorporated
360 East 55th Street,  Suite 13G
New York, N. Y.  10022

   **RE:  Inicia Incorporated**
        **Amendment No. 11 to Form 1-A**
        **Filed March 10, 2010**
        **File No. 24-10228**

Dear Mr. Dugan:

    We have reviewed your amended filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Use of Proceeds, page 35

1. Reference is made to the Note beneath the table on page 35 and also to the disclosure under "Outstanding Notes and loans" of Note 6 to the financial statements on page 55.  In addition, we note the statement "[T]he company intends to pay $500 to Ms. Bitar and $5,000 to Mario Delfino on or before March 31, 2009 from the proceeds of this offering, if possible…"  Please revise to update the disclosure as it pertains to the use of proceeds.  Also, please revise Item 39 to address the loans.

Part III – Exhibits

Exhibit 15(g)  - Security Agreement

2.  We note that line three of the initial paragraph on page one to the agreement is not complete.  Please advise us if the filed exhibit is the final executed version of the agreement.

Financial Statements
General

3.  The financial statements should be updated, as necessary, to comply with Form 1-A, part F/S.

Statements of Cash Flows, page 52

4.  We reviewed your response to our prior comment 7.  Your revisions do not appear consistent with the requirements of  FASB ASC 230-10-50 in two respects.  First, it appears you improperly presented a $60,000 non-cash investing activity related to the corporate shell.  It appears to us that you should instead present a $60,000 non-cash financing activity related to the conversion of $60,000 in debt to equity.  Second, please note that the presentation of non-cash investing and financing activities should not be included in the body or subtotals in your statements of cash flows as they are non-cash activities.  With consideration of the comment below, please revise your statements of cash flows to be consistent with the requirements of FASB ASC 230-10-50.

Note 17. Corporate Shell Asset and Note Payable, page 60

5.  We read your response to our prior comment 9.  Your response did not address our comment, thus the comment will be reissued.  We note in July 2009, in conjunction with a $100,000 invoice received from Keystone and New Century, you recorded a Corporate Shell Asset of $60,000 and a consulting services expenses of $40,000.  We also note that simultaneously, preferred shares held by Keystone and New Century were rescinded.  Based on the timing and nature of the transaction, it appears the $60,000 in consideration was paid to redeem the preferred shares, not the creation of an asset.  Please provide us with a detailed narrative to address each item below:

  • Please provide us with additional detail about the facts and circumstances surrounding the rescission of the preferred shares (i.e. purpose, consideration, etc.)

  • Cite the authoritative literature you relied upon to record this corporate asset.  In addition, provide a thorough analysis of this literature, including how it supports recording such asset.

- Discuss the <u>impact of ELGN's recapitalization</u> transaction with Inicia <u>on this asset</u> if you continue to believe recording such asset is appropriate. This issue is relevant irrespective of the elimination of the subscription agreement.

<u>Closing Comments</u>

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Blaise Rhodes, accountant, at (202) 551-3774 or Brian Bhandari, accounting reviewer, at (202) 551-3390 with any questions regarding accounting issues and you may contact Janice McGuirk, examiner, at (202) 551-3395 or Jim Lopez, legal reviewer, at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc:  via fax to M. David Sayid
(212) 247-7535